COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

File Number: 82.2994

15 February 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
General Counsel and Company Secretary

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

2006 Full Year Results Presentation

12 months to 31 December 2006

15 February 2007

COCA-COLA AMATIL

2006 Highlights

1. **Strong improvement in H2 trading – EBIT ⬆ 8.6%**
   - Driven by stronger performance in Australia, New Zealand and an excellent recovery in Indonesia
   - Delivered despite unprecedented increases in commodity driven input costs
2. **Record beverage revenue per unit case – ⬆ 8.4%**
   - Strong pricing and promotional discipline in Australia combined with solid market share gains
   - Full recovery of $ COGS increases in all countries except Indonesia
3. **Successful launch of new products & packages**
   - Material market share gains made by Coca-Cola Zero
   - Powerade Isotonic, Pumped and Goulburn Valley juice all exceeding expectations
4. **Strong cash flow generation**
   - Free cash flow increased by $130.3 million to $271.6 million

COCA-COLA AMATIL

Result Summary

Beverages revenue	⬆ 6.9% to $3.9bn
Food revenue	⬆ 22.0% to $429.4m
EBIT[1]	⬆ 1.7% to $580.5m
NPAT[1]	⬆ 0.9% to $323.5m
Earnings per share[1]	⬇ 0.2% to 43.2c
Dividends per share	⬆ 3.2% to 32.5c
ROCE	⬇ 1.2 pts to 16.3%
Free cash flow	⬆ $130.3m to $271.6m

COCA-COLA AMATIL

1. before significant items


Australia

Australia – strong H2 with 9% revenue growth

A$m	FY06	FY05	% Chg
Trading revenue	2,325.1	2,159.0	7.7%
Revenue per unit case	$7.01	$6.70	4.6%
Volume (million unit cases)	331.5	322.0	3.0%
EBIT	433.9	425.2	2.0%
EBIT margin	18.7%	19.7%	(1.0 pts)
Capital expenditure / revenue	5.8%	7.9%	(2.1 pts)

COCA-COLA AMATIL

Australia – H2 trading highlights

H2 2006
Revenue per case ⬆ 6.2%
Volume ⬆ 2.6%
EBIT ⬆ 5.0%

- H2 revenue growth of 8.9% with revenue per case growth of 6.2% and volume growth of 2.6%
- Revenue per case driven by strong pricing and promotional discipline across all channels
- Brand Coke average foodstore retail price gap to major competitor widened from 23% to 34% in H2 2006
- Mount Franklin and Pump strong volume growth ~15%
- $25.5 million write down including IT systems and vending machines to drive faster execution of strategic priorities for the business in 2007
- H2 trading result up 16.7% before $25.5 million in asset write downs

Australia – 6 out of 6 successful new product launches in 2006

1

Coke Zero

- Launched in January
- Coke Zero achieved 13% share of cola category and core driver of Coke market share increase from 75% to 77%[1]
- Trademark Coke revenue increased by 9%



2 & 3

Slim line cans & 385mL glass bottle

- Launched in October
- Coca-Cola brand packaging expanded with slim line cans and 385mL re-sealable glass bottle in convenience channel

1: Source: AC Nielsen foodstore data to 31 December 2006

Australia – 6 out of 6 successful new product launches in 2006



4 Powerade Isotonic

- Launched in May
- Increased share of sports drinks from 52% to 59% since launch
- Powerade brand volume up 25% in 2006

5 Pumped

- Launched in October
- Pump brand volumes up over 20% in H2



6 Goulburn Valley juice

- Launched in July
- Extended GV brand in high value end of juice category
- Supported by cold chain distribution into C&L channel

COCA-COLA AMATIL

1. Source: AC Nielsen foodstore data to 31 December 2006



New Zealand & Fiji – H2 recovery with NZ local currency EBIT growth ~15%

A$m	FY06	FY05	% Chg
Trading revenue	416.3	451.9	(7.9%)
Revenue per unit case	$6.34	$6.73	(5.8%)
Volume (million unit cases)	65.7	67.1	(2.1%)
EBIT	65.1	70.8	(8.1%)
EBIT margin	15.6%	15.7%	(0.1 pts)
Capital expenditure / revenue	14.0%	5.8%	8.2 pts

COCA-COLA AMATIL

New Zealand & Fiji – H2 trading highlights

H2 2006

Revenue per case
$NZ ↑~4%

Volume
↑ 0.3%

EBIT
$A ↑1.2%
$NZ ↑~15%

New Zealand

- Local currency revenue per case up 4% driven by price increases in February and November
- Local currency EBIT growth of close to 15%
- $A EBIT and revenue impacted by the depreciation of $NZ in 2006
- Successful launch of Coke Zero – outselling Diet Coke since September
- Kiwi Blue water and Powerade continue to grow strongly with volume increasing by >20%

Fiji

- Small earnings decline following political unrest in Fiji and civil unrest in Tonga

COCA-COLA AMATIL


South Korea

South Korea – underlying earnings improvement despite impact of extortion

A$m	FY06	FY05	% Chg
Trading revenue	711.5	630.7	12.8%
Revenue per unit case	$5.81	$5.01	16.0%
Volume (million unit cases)	122.5	126.0	(2.8%)
EBIT	18.0	(9.2)	n/a
EBIT margin [1]	2.5%	(1.5%)	4.0 pts
Capital expenditure / revenue	2.5%	6.8%	(4.3 pts)

1. before significant items

COCA-COLA AMATIL

South Korea – H2 trading highlights

H2 2006
Revenue per case KRW ↑>5%
Volume ↓3.8%
EBIT[1] A$9.9m

- Volumes impacted by extortion – likely to take until late in 2007 for volumes to return to pre-extortion levels
- Solid improvement in EBIT (pre extortion impact) due to revenue management, successful new product launches and the initial cost reduction benefits from the ERP (completed in April)
- Reflected in local currency revenue per case up >5% ($A revenue per case increase of 11.9% impacted by appreciation of KRW in 2006)
- Expansion of the product portfolio in 2006 included Coca-Cola Zero, Haru green tea and Minute Maid flavour extensions

1. Before significant items

Indonesia & PNG – significant EBIT turnaround in H2 to deliver a full year profit

A$m	FY06	FY05	*% Chg*
Trading revenue	470.8	427.9	10.0%
Revenue per unit case	$4.25	$3.45	23.2%
Volume (million unit cases)	110.7	124.0	(10.7%)
EBIT	17.6	41.6	(57.7%)
EBIT margin	3.7%	9.7%	(6.0 pts)
Capital expenditure / revenue	8.2%	9.0%	(0.8 pts)

Indonesia & PNG – H2 trading highlights

H2 2006
Revenue per case IDR ⬆>15%
Volume ⬇ 7.3%
EBIT $A ⬇4.6%

Indonesia

- Significant turnaround in profitability in H2 after losses in H1 – region EBIT only marginally behind the record trading result achieved for the 2005 second half
- Local currency revenue per case up >15% driven by price increases, mix improvements and new products
- Commodity driven COGS increases exacerbated by impact of high inflation on conversion costs

PNG

- Delivered a strong full year result with local currency sales revenue growing >10% combined with solid EBIT margins

Coca-Cola Amatil

13

Strong progress in repositioning SPCA portfolio

SPC ARDMONA

A$m	12 months FY06	10 months FY05	% Chg
Trading revenue	429.4	351.9	22.0%
EBIT	46.2	42.2	9.5%
EBIT margin	10.8%	12.0%	(1.2 pts)
Capital expenditure / revenue	7.5%	6.2%	1.3 pts

Coca-Cola Amatil

14

SPCA – H2 trading highlights

H2 2006

Revenue ⬆ 10.3%

EBIT ⬇ 8.2%

- Continued strong performance of the fruit snacks business and international business growth out of Spain and Thailand
- Margins impacted by high levels of price competition in the Australian market from imported tinned products
- Difficult trading conditions in the tomato category and private label business with cheap imported product continuing to enter the Australian marketplace
- $15 million warehouse in Shepparton completed in November 2006 – expected to generate savings of >$2 million per annum from 2007

Pacific Beverages – premium alcoholic beverage distribution underway



- Commenced distribution of Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell in Nov06
- Will commence distribution of Maxxium portfolio of spirits in Apr07 + manufacture of Jim Beam & Cola in Apr07
- Leverages CCA's scale, customer relationships, sales force capability and distribution reach with SABMiller and Maxxium's world-class marketing and technical capabilities
- Expect only a marginal contribution to earnings in the first few years as the JV to reinvest behind the brands



2007-2009 Strategic Review – key focus areas

- Australia & New Zealand
  - Sales force restructure and consolidation of the Australian and New Zealand businesses
  - Stronger alignment
  - Improve resource allocation
  - Better leverage Australian business scale
- South Korea
  - TCCC and CCA working with McKinsey to assess growth and other structural initiatives
  - GSJBWere engaged to assess ownership options

2007-2009 Strategic Review – key focus areas

- Alcohol strategy – Fast track CCA's presence in alcohol
- SPCA – Opportunity to scale up international sourcing and sales development of food business
- Information systems – Review major base technology system upgrade in collaboration with TCCC and other major Coke bottlers
- Corporate function review – Review corporate costs and structure
- Commodity management – Review approach to managing commodity procurement

COCA-COLA AMATIL

2006 Full Year Results Presentation

John Wartig, CFO

15 February 2007

COCA-COLA AMATIL

Profit & loss – H2 EBIT growth of 8.6%[1]

A$m	FY06	FY05	% chg
EBIT (before significant items)	580.5	570.6	1.7%
Net interest expense	(143.4)	(140.5)	2.1%
Profit before tax	437.1	430.1	1.6%
Income tax expense	(113.6)	(109.6)	3.6%
NPAT (before significant items)	**323.5**	**320.5**	**0.9%**
Significant items after tax	(41.1)	-	n/a
NPAT	282.4	320.5	(11.9%)

1. Before significant items

COCA-COLA AMATIL

Impact of South Korean extortion

Insurance cover
- Product recall costs, brand rehabilitation costs and loss of gross profit incurred in excess of CCA's US$7 million excess over a 12 month period

2006 impact
- $14.9 million in costs incurred by CCA for product recall and brand rehabilitation taken as significant items
- $1.0 million interim insurance claim payment received in H2

Expected 2007 impact
- Any further brand rehabilitation costs which may be incurred will be recognised as significant items in 2007
- Amounts received relating to loss of gross profit to be recognised as significant items on receipt of the insurance payment
- Expect claim to be finalised no later than H2 2007

Capital employed

A$m	FY06	FY05	$ chg
Working capital	797.8	728.6	69.2
Property, plant & equipment	1,499.9	1,512.5	(12.6)
IBAs & intangible assets	2,001.3	1,999.2	2.1
Deferred tax liability	(327.9)	(340.5)	12.6
Derivatives – non-debt	(31.1)	30.4	(61.5)
Other net assets / (liabilities)	(394.7)	(372.7)	(22.0)
Capital Employed	**3,545.3**	**3,557.5**	**(12.2)**

Working capital

Working capital


Group working capital
$495m
$729m
$798m
FY04
FY05
FY06
Beverages
Food
Other

Working capital / revenue

	FY06	FY05	Chg
Beverages	11.2%	11.4%	(0.2 pts)
Food	60.9%	66.3%	(5.4 pts)

- Overall, solid working capital control
- Beverage working capital to revenue – decreased by 0.2 pts to 11.2%
- Food working capital to revenue – decreased by 5.4 pts to 60.9%

Balance sheet remains strong

Net Debt & Interest Cover


$2,500m
$2,000m
$1,500m
$1,000m
$500m
$0m
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2002
2003
2004
2005
2006
Net Debt
Interest Cover

- Net debt decreased by $58.1 million to $2.1bn
- Interest cover strong at 4.0x within CCA's target range of 3.0 – 4.0x

ROCE



ROCE
Post IFRS
Pre IFRS
21.6%
17.5%
16.3%
10.2%
8.8%
2002
2003
2004
2005
2006

- Group ROCE down 1.2 pts due primarily the impact of reduced earnings from Indonesia
- Short-term ROCE dilution expected from lead times in generating returns from infrastructure capex for 2006 & 2007

Capital expenditure



Capital Expenditure
6.1% of revenue
7.5% of revenue
6.5% of revenue
100%
80%
60%
40%
20%
0%
2004
2005
2006
PPE
Other (vehicles, computers etc)
Cold drink equipment

- Strong discipline in capital management
- 6.5% capex / revenue – slightly below expectations
- 2007 capex expected to be around 7% of revenue including 2% for infrastructure
- 2007 capex ~ 7% of revenue driven by infrastructure spending on Sydney and Auckland automated warehouses

Free cash flow – Outstanding free cash flow result

A$m	FY06	FY05	$ chg
EBIT	580.5	570.6	9.9
Depreciation & amortisation	201.2	182.6	18.6
Change in working capital	(69.2)	(24.3)	(44.9)
Net interest	(150.9)	(134.8)	(16.1)
Income tax paid	(129.4)	(147.7)	18.3
Other	36.2	(9.7)	45.9
Operating cash flow	**468.4**	**436.7**	**31.7**
Capital expenditure	(281.0)	(300.5)	19.5
Proceeds from sale of PPE & other	84.2	5.1	79.1
Free cash flow	**271.6**	**141.3**	**130.3**

COCA-COLA AMATIL

27

Key commodity inputs still trading 25-75% above 10 yr averages



NY No.11 Raw Sugar Futures - Usc/lb
Usc/lb
SUGAR - USD
Last 10yrs Avg (1996-2006)
PET Resin - Far East USD/MT
USD/MT
PET - USD
Last 10yrs Avg (1996-2006)
Aluminium 3 month - USD/MT
USD/MT
ALUMINIUM - USD
Last 10yrs Avg (1996-2006)

COCA-COLA AMATIL

28

2007 COGS – Impact of commodities & product mix

Overview

- Commodity and currency exposure to sugar, aluminium and PET resin
- Commodities represent ~30% of COGS
- Commodity inputs still trading well above 10 year average prices

2007 outlook

- Expect higher commodity input costs to drive a 3-4% increase in COGS per unit case for beverages
- Product mix shift to higher value products expected to drive a further increase in COGS per unit case of around 2%
- Overall, on a constant currency basis, expect total COGS per unit case for beverages to increase by around 6%

COCA-COLA AMATIL

COCA-COLA AMATIL

2006 Full Year Results Presentation

Terry Davis, MD

15 February 2007

COCA-COLA AMATIL

Key issues for 2007

- Strategic review results to be announced April
- Constant currency COGS per unit case up ~3-4% for commodities and ~2% for mix in 2007 = ~6% total increase
- Cycling Coke Zero in Australia and NZ
- Strong new product pipeline with "Mother" 100% natural energy in January
- Length of time to restore sales of brand Coca-Cola in South Korea – expect to take until late in 2007
- Continued price realisation ahead of COGS increases

COCA-COLA AMATIL

2006 Full Year Results Presentation

12 months to 31 December 2006

15 February 2007

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

File Number: 82.2994

14 February 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T FORSTER
General Counsel and Company Secretary

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

14 February 2007

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

APPOINTMENT / RETIREMENT OF COMPANY SECRETARY

We advise that Mr George Thomas Forster was today appointed Company Secretary of Coca-Cola Amatil Limited.

Mr Forster replaces Mr David Wylie, who has retired after 31 years' service with the Company.

Yours faithfully

T J Davis
Managing Director

For further information, please contact:

Kristina Devon +61 2 9259 6185
Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

END